Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3, and related prospectus, of our report dated March 23, 2022, with respect to the consolidated financial statements of 9 Meters Biopharma, Inc. as of December 31, 2021 and 2020, and for the years then ended (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), included in its Annual Report on Form 10-K for the year ended December 31, 2021, and to the reference to us under the heading “Experts” in the Prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
July 28, 2022